UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 7)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13D-1(A) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13D-2(A)

Turtle Beach Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

900450 206

(CUSIP Number)

John T. Hanson

Turtle Beach Corporation

11011 Via Frontera, Suite A/B

San Diego, California 92127

(914) 345-2255

Copy to:

Gregory A. Schernecke

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, Pennsylvania 19104

Tel: (215) 994-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of reporting person SG VTB Holdings, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,799,967*
	8.	Shared voting power 0
	9.	Sole dispositive power 1,799,967*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,799,967*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.1%**
14.	Type of reporting person (see instructions) OO (Limited Liability Company)

*	See Items 2, 4 and 5.
**

Based on 14,239,589 Issuer Common Shares (as defined herein) outstanding as of October 31, 2018 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2018.

1.	Name of reporting person Kenneth A. Fox
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,799,967*
	8.	Shared voting power 0
	9.	Sole dispositive power 1,799,967*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,799,967*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.1%**
14.	Type of reporting person (see instructions) IN

*	See Items 2, 4 and 5.
**

See Items 2 and 5. Kenneth A. Fox is the sole manager of SG VTB (as defined herein) and has voting and investment control over the securities held by SG VTB. As such, Mr. Fox may be deemed to have beneficial ownership of the Issuer Common Shares (as defined herein) owned by SG VTB. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Fox that he is the beneficial owner of any of the Issuer Common Shares owned by SG VTB for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

***

Based on 14,239,589 Issuer Common Shares (as defined herein) outstanding as of October 31, 2018 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2018.

Explanatory Note

As further described herein, including Item 4 below, the purpose of this Amendment No. 7 (this “Amendment”) is to update the beneficial ownership of the Reporting Persons in connection with certain open market sales of Issuer Common Shares by SG VTB.

Item 1. Security and Issuer

This Amendment amends and supplements the statement on Schedule 13D (as amended, the “Schedule 13D”) filed with the Securities and Exchange Commission (“SEC”) on May 8, 2018, as amended May 24, 2018, September 28, 2018, October 17, 2018, November 1, 2018, December 13, 2018 and January 18, 2019, and relates to the common shares, par value $0.001 per share (the “Issuer Common Shares”), of Turtle Beach Corporation, a Nevada corporation (the “Issuer”). The address of the principal executive office of the Issuer is 11011 Via Frontera, Suite A/B, San Diego, California 92127. This Amendment amends Items 4 and 5 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.

1. Item 4 of the Schedule 13D is hereby amended, restated and replaced in its entirety as follows:

Item 4. Purpose of Transaction

The transactions giving rise to the filing of this Amendment were the sales of Issuer Common Shares by SG VTB in open market transactions and at prevailing market prices. As a result of said transactions, each of the Reporting Persons’ beneficial ownership of Issuer Common Shares decreased as set forth in more detail in Item 5 of this Amendment.

The Reporting Persons understand that the Issuer’s Board of Directors may, consistent with their fiduciary duties to the Issuer and its stockholders, explore ways to raise capital, including possibly through the issuance of additional debt or equity, or pursue an extraordinary corporate transaction. The Reporting Persons assess the Issuer’s business, financial condition, and results of operations as well as economic conditions and securities markets in general and those for the Issuer’s shares in particular. Depending on such assessments, the Reporting Persons may acquire additional shares or may sell or otherwise dispose of all or some of the Issuer Common Shares they hold, subject to the provisions of the Stockholder Agreement, the Issuer’s insider trading policy and applicable securities laws. The Reporting Persons may also consider participating in any proposal to raise capital or reorganize the Issuer that the Issuer may propose or pursue in the future. Such actions will depend on a variety of factors, including current and anticipated trading prices for common stock, alternative investment opportunities, the terms of any such proposals, and general economic, financial market and industry conditions.

The information set forth or incorporated by reference in Item 3 is incorporated by reference in this Item 4.

2. Item 5 of the Schedule 13D is hereby amended, restated and replaced in its entirety as follows:

Item 5. Interest in Securities of the Issuer

(a) and (b) The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference.

SG VTB beneficially owns 1,799,967 Issuer Common Shares, which amount includes 1,112,393 Issuer Common Shares and warrants exercisable for an aggregate of 687,574 Issuer Common Shares, and retains sole dispositive power over such shares. Such shares constitute approximately 12.1% of the outstanding Issuer Common Shares on a beneficial ownership basis. Kenneth A. Fox is the sole manager of SG VTB. Due to his relationship to SG VTB, Mr. Fox may be deemed to have voting and investment power with respect to the Issuer Common Shares that SG VTB beneficially owns. As such, Mr. Fox may be deemed to have beneficial ownership over such Issuer Common Shares. Mr. Fox, however, disclaims beneficial ownership of such Issuer Common Shares.

(c) The transactions effected by the Reporting Persons in respect of Issuer Common Shares during the past 60 days, as reported on such Reporting Persons’ respective Form 4s filed with the SEC, are set forth on Schedule I, attached hereto.

(d) Not applicable.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SG VTB HOLDINGS, LLC

By:	/s/ Kenneth A. Fox
Name:	Kenneth A. Fox
Title:	Manager

By:	/s/ Kenneth A. Fox
Name:	Kenneth A. Fox

Dated: January 18, 2019

SCHEDULE 1

Transactions of the Reporting Persons during the Past 60 Days

The following sale transactions were effected by the Reporting Persons in open market transactions at prevailing markets prices. All transactions were in respect of Issuer Common Shares, and all prices reported are weighted average sale prices for Issuer Common Shares sold in multiple transactions.

Reporting Person	Transaction Date	Price Per Share(1)	Number of Shares
SG VTB Holdings, LLC	2018-12-11	$17.62	91,600
SG VTB Holdings, LLC	2018-12-12	$17.61	104,289
SG VTB Holdings, LLC	2018-12-13	$16.65	94,034
SG VTB Holdings, LLC	2018-01-15	$15.87	59,816
SG VTB Holdings, LLC	2018-01-16	$15.55	62,424
SG VTB Holdings, LLC	2018-01-17	$15.27	58,626
SG VTB Holdings, LLC	2018-01-18	$16.55	500,000

(1)

The price shown is a weighted average sale price for shares sold in multiple transactions. The sale prices ranged from (i) $17.17 to $18.05 per share on December 11, 2018, (ii) $17.16 to $18.11 on December 12, 2018, (iii) $16.29 to $17.53 on December 13, 2018, (iv) $15.38 to $16.29 on January 15, 2019, (v) $15.07 to $16.21 on January 16, 2019, (vi) $15.09 to $15.55 on January 17, 2019 and (vii) $16.55 to $17.58 on January 18, 2019. The Reporting Person will provide to the issuer, any security holder of the issuer, or the SEC staff, upon request, information regarding the number of shares sold at each price within the range.